FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated November 2, 2007

BIOMIRA INC.

(Translation of registrant’s name into English)

Edmonton Research Park
2011-94 Street, Edmonton, Alberta Canada T6N1H1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ (for past years ending in calendar year 1996)	Form 40-F ☒ (commencing in calendar year 1997)

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXPLANATORY NOTE

On November 2, 2007, Biomira Inc. filed with the System for Electronic Document Analysis and Retrieval in Canada the following documents:

•
Quarterly Report of the Company for the Third Quarter Ended September 30, 2007, containing Management’s Discussion and Analysis of Financial Condition and Results of Operations and Unaudited Interim Consolidated Financial Statements and Notes to the Consolidated Financial Statements, to be mailed to Registered and Beneficial Shareholders on or about November 7, 2007. (attached to this report as Exhibit 99.1)

•	Canadian Certification of the Company’s Chief Executive Officer of Interim Filings. (Form 52-109 F2) (attached to this report as Exhibit 99.2)

•	Canadian Certification of the Company’s Chief Financial Officer of Interim Filings. (Form 52-109 F2) (attached to this report as Exhibit 99.3)

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Quarterly Report of the Company for the Third Quarter Ended September 30, 2007 to be mailed to Registered and Beneficial Shareholders on or about November 7, 2007

99.2	Canadian Certification of the Company’s Chief Executive Officer of Interim Filings (Form 52-109 F2)

99.3	Canadian Certification of the Company’s Chief Financial Officer of Interim Filings (Form 52-109 F2)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC.
(Registrant)

Date: November 2, 2007	By:	/s/ Edward A. Taylor
Edward A. Taylor
Vice President, Finance & Administration and Chief Financial Officer